Exhibit 99.1

Cenovus and Husky shareholders approve proposed business combination

Calgary, Alberta (December 15, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) and Husky Energy Inc. (TSX: HSE) are pleased to announce that securityholders from both companies have voted to support the proposed transaction, announced October 25, 2020, to combine the two companies into a resilient integrated energy leader.

On December 15, 2020, Cenovus and Husky held separate special shareholder meetings via live webcast. Each company’s securityholders, respectively, voted on resolutions in connection with the proposed business combination as described in the Joint Management Information Circular dated November 9, 2020.

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At the Cenovus special meeting, the resolution authorizing the issuance of Cenovus common shares and warrants to Husky common shareholders under the Plan of Arrangement, as set out in the Joint Management Information Circular, was approved by 93.31% of the votes cast.

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At the Husky special meeting, the resolution approving the Plan of Arrangement was approved by 99.94% of the votes cast by Husky common shareholders and 99.92% of the votes cast by Husky common shareholders and optionholders, voting together as a single class.

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In addition, the resolution approving the exchange of Husky preferred shares for Cenovus preferred shares was approved by 97.85% of the votes cast by Husky preferred shareholders, voting together as a single class.

The completion of the combination remains subject to approval of the Court of Queen’s Bench of Alberta and the receipt of all necessary regulatory approvals.

ADVISORY

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus and Husky in light of their experience and perception of historical trends. Although Cenovus and Husky believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this news release includes suggestions of future outcomes, including statements about: the receipt of the approval of the Court of Queen’s Bench of Alberta and the receipt of all necessary regulatory approvals.

Readers are cautioned not to place undue reliance on forward-looking information as Cenovus's actual results may differ materially from those expressed or implied. Cenovus and Husky undertake no obligation to update or revise any forward-looking information except as required by law. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and/or Husky and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include successful closing of the transaction within expected timelines.

Additional information about assumptions, risk factors and uncertainties on which the forward-looking information is based and that could cause Cenovus's actual results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements are described in Cenovus's 2020 guidance (dated April 1, 2020), Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2019 and its MD&A for the period ended September 30, 2020 as well as its Annual Information Form (AIF) and Form 40-F for the period ended December 31, 2019 (each available at cenovus.com).

Husky’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website at sedar.com and the EDGAR website at sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results in respect of Husky and are incorporated herein by reference.

About Cenovus

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface using a technique called steam-assisted gravity drainage (SAGD). The company also has conventional crude oil, natural gas and natural gas liquids assets in Alberta and British Columbia as well as 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

About Husky

Husky Energy is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. The Company operates in Canada, the United States and the Asia Pacific region with two business segments. The Integrated Corridor includes bitumen from thermal projects in the Lloydminster area of Saskatchewan, along with the Tucker Thermal Project and the Sunrise Energy Project in Alberta, with production integrated into Husky’s downstream operations, which includes upgrading, refining and marketing of refined petroleum products. The Offshore business includes crude oil production offshore Newfoundland and Labrador and natural gas and liquids production offshore China and Indonesia. For more information, visit huskyenergy.com.

Find Husky on Facebook, Twitter, LinkedIn and Instagram.

Cenovus Contacts
Investor Relations Sherry Wendt, Director, Investor Relations 403-766-7711	Media Relations Brett Harris, Manager, Communications 403-766-3420
Husky Contacts
Investor Relations Leo Villegas, Director, Investor Relations 403-513-7817	Media Relations Kim Guttormson, Manager, Communication Services 403-298-7088